U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

Tarheel Billboard, Inc.
(Name of small business issuer in its charter)

Nevada	000-55003	45-5604515
(State or other Employer jurisdiction of Identification incorporation or organization)	(Commission File Number)	(I.R.S. Number)

933 Poindexter Drive
Charlotte, NC 28209
907-953-2000 Telephone
(Address and telephone number of registrant's principal executive offices and principal place of business)

Securities registered pursuant to Section 12(b) of the Act:

None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share
(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND
NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

TARHEEL BILLBOARD, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Tarheel Billboard, Inc. (the “Company”) at the close of business on January 23, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about January 23, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On January 23, 2014, certain shareholders, via a seller’s representative (the “Unrestricted Sellers”), entered into various Stock Purchase Agreements under which the Sellers sold all of their shares of the Company’s stock. Certain of those Stock Purchase Agreements are described below.

The Unrestricted Sellers entered into a Stock Purchase Agreement (the “Dalmy Purchase Agreement”) with Diane Dalmy (“Diane Dalmy”), pursuant to which the Unrestricted Sellers agreed to sell to Diane Dalmy 997,500 shares of Common Stock of the Company for a total purchase price of $10,000. The affiliate shareholders of the Company, Medallion Construction Group, G9 Holdings, LLC, GW Grace, LLC, Strategic Financial Services, Winchester Investments, LLC, and David Temple (our CEO) (“Affiliate Sellers”) also entered into a Stock Purchase Agreement with Lau Hau Hung (“Affiliate Purchasers”), pursuant to which the Affiliate Sellers agreed to sell to Affiliate Purchasers 9,600,071 shares of Common Stock of the Company for a total purchase price of $265,000. The Stock Purchase Agreement with Affiliate Purchasers and Dalmy Purchase Agreement are each referred to herein as a “Purchase Agreement.”

Under each Purchase Agreement, the sellers agreed to indemnify and hold the purchaser and the Company harmless from the breach by the sellers of any representations made by the sellers in that Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the shares under that Purchase Agreement.

In connection with each Purchase Agreement, on January 23, 2014, David Temple, our Chief Executive Officer, Financial Officer, Secretary, and sole director, submitted his resignation from his positions with the Company. Mr. Temple’s resignation as an officer of the Company is effective upon the consummation of each Purchase Agreement (the “Closing”), which is expected to take place on January 28, 2014 after the filing of this Information Statement with the SEC. Mr. Temple’s resignation as a director of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

Also effective as of the Closing, Lau Hau Hung was appointed as the President, Chief Executive Officer, Chief Financial Officer, Secretary, and director.

As of January 28, 2014, the authorized common stock of the Company consisted of 100,000,000 shares of Common Stock, of which 10,597,571 shares were outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and director prior to their resignation.

Name	Age	Position	Term of Office
David Temple	54	Director	Inception until resignation
		Chief Executive Officer, Chief Financial Officer and Secretary

The following describes the business experience of the director and executive officers prior to their resignations:

David Temple – CEO and Director

David Temple, our CEO and Director, has worked in the entertainment industry since 1979. Mr. Temple was a graduate of Liberty University in 1981, earning a bachelor’s in broadcast communications. He received his master’s in the same field from Regent University. Mr. Temple worked for several years as a radio announcer on various stations throughout the United States. Mr. Temple then settled in the Charlotte area and transitioned into various positions including voice over talent, sales, writing and television. From 1999 to 2011, Mr. Temple was the network voice of the SPEED Channel. Since 2001, for his own company, Temple Media, Mr. Temple has worked as a writer, producer, director, and cameraman for a wide variety of HD and SD video projects for broadcast, corporations, educational institutions, festivals, and other various needs. Mr. Temple currently holds a similar position at Catalyst Pictures, LLC.

Set forth below is the biographical information about the new director and executive officer:

Name	Age	Position
Lau Hau Hung		President, Chief Executive Officer, Chief Financial Officer, Secretary and director

Lau Hau Hung has been the CEO of Brilliant Capital Markets Limited, an investment strategy firm, for over 5 years. He has over 15 years of international operations and sales experience and over 10 years of experience in the financial services & investments. Mr. Lau specializes in operations and direct investment-related trading. Mr. Lau has also provided independent consulting and advisory services to companies with regards to business strategy and corporate positioning and financings. His clients represented a broad range of industries: Printing & Publishing, Service, Retail & Wholesale and Manufacturing. Mr. Lau was born in Hong Kong. During his career, he has earned the Management in Logistics at one of the schools in Hong Kong.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of January 28, 2014, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company. Each person named in the table had sole voting and investment power with respect to the shares beneficially owned as of the reported date.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 10,597,571 shares of our Common Stock outstanding as of January 28, 2014.

Name of Beneficial Owner(1)	Number Of Shares	Percent

Medallion Construction Group, LLC (2)	4,239,000	40%
Strategic Financial Services (3)	4,239,000	40%
David Temple, CEO, and Treasurer	211,950	2%
All Directors, Officers and Principal Stockholders as a Group	8,689,950	82%
_____________

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, after giving effect to the Closing, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder. Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Directors and Executive Officers	Amount	Percentage
Lau Hau Hung	9,600,071	90.6%

Name and Address of 5% Shareholders (other than as reported directly above):

NONE

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended June 30, 2013, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Act) failed to file on a timely basis reports required by Section 16 of the Act during such fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, in exchange for cash and services, we provided our CEO David Temple 211,950 shares of common stock.

We do not have any standard arrangements by which directors are compensated for any services provided as a director. No cash has been paid to the directors in their capacity as such.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee. Rather, the Board performs the functions of these committees. Also, we do not have a “audit committee financial expert” on the Board as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for the Board to appoint such committees because the volume of matters that come before the Board for consideration permits the Board to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended June 30, 2013, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

Director Independence
Before giving effect to the Closing, the sole member of the Board is Mr. David Temple. He is not independent as such term is defined by a national securities exchange or an inter-dealer quotation system.

Since July 1, 2012, there were no transactions with related persons.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

TARHEEL BILLBOARD, INC.

January 28, 2014	By:	/s/ David Temple
David Temple, Chief Executive Officer